ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

Investors Trust

The Fund held its Annual Meeting of Shareholders on January 21, 2011.  The following proposal was considered by the shareholders:

Proposal: Election of eleven (11) Trustees to serve until their respective successors have been duly elected and qualified.  The votes cast with respect to each Trustee are set forth below.

THE PROPOSAL PASSED  ON January 21, 2011.

	TOTAL VOTES FOR THE NOMINEE	TOTAL VOTES WITHHELD FROM THE NOMINEE

James F. Carlin	6,867,873	122,795
William H. Cunningham	6,858,359	132,309
Deborah C. Jackson	6,832,067	158,601
Charles L. Ladner	6,852,119	138,549
Stanley Martin	6,869,691	120,977
Hugh McHaffie	6,864,651	126,017
John A. Moore	6,847,763	142,905
Patti McGill Peterson	6,840,251	150,417
Steven R. Pruchansky	6,867,236	123,432
Gregory A. Russo	6,872,927	117,741
John G. Vrysen	6,863,520	127,148

11